UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Outdoor Channel Holdings, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
690027206
(CUSIP Number)
Thomas H. Massie, c/o Outdoor Channel Holdings, Inc.,
43445 Business Park Drive, Suite 103, Temecula, CA 92590, (951) 699-6991 x 103
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 31, 2009
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
(Continued on following pages)
(Page 1 of 4 Pages)
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	690027206	13D	Page	2	of	4 Pages

1	NAMES OF REPORTING PERSONS Thomas H. Massie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

22,887 (which includes 12,996 shares held individually and 9,891 shares of restricted shares, subject to forfeiture which shall vest on the earlier of (a) June 13, 2010 or (b) the day before the annual stockholder meeting of Outdoor Channel Holdings, Inc. in 2010).

	8	SHARED VOTING POWER

NUMBER OF SHARES BENEFICIALLY OWNED BY		6,041,961 (which includes 2,704,279 shares held by Musk Ox Investments, L.P., a Nevada limited partnership (“MOI”), 3,235,902 shares held by The Masse Family Trust dated May 23, 2007 (“Trust”), 8,125 shares held by The Wilma M. Massie Trust dated June 3, 1994 (“W Trust”) and 93,655 shares held by Musk Ox Properties, L.P., a Nevada limited partnership (“MOP”))

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		22,887 (which includes 12,996 shares held individually and 9,891 shares of restricted shares, subject to forfeiture which shall vest on the earlier of (i) June 13, 2010 or (b) the day before the annual stockholder meeting of Outdoor Channel Holdings, Inc. in 2010).

	10	SHARED DISPOSITIVE POWER

6,041,961 (which includes 2,704,279 shares held by MOI, 3,235,902 shares held by Trust, 8,125 shares held by W Trust and 93,655 shares held by MOP)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,064,848

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.7%(based upon 25,647,705 shares outstanding as of November 1, 2009 as reported on the Issuer’s most recent Form 10-Q for the quarter ended September 30, 2009, filed with the Securities and Exchange Commission on November 5, 2009).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Page 3 of 4 Pages
This Amendment No. 3 amends the Schedule 13D originally filed by Thomas H. Massie on March 29, 2004 (such original filing, together with any prior amendments thereto, the “Original Schedule 13D”). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Original Schedule 13D. Except as expressly set forth herein, there have been no changes in the information set forth in the Original Schedule 13D.
The reported number of shares for Thomas H. Massie are reported as of February 22, 2010.
Item 5
Item 5 is hereby amended and restated in its entirety as follows:
(a) and (b). Mr. Thomas H. Massie may be deemed to beneficially own 6,064,848 shares of the Issuer Common Stock, which shares constitute 23.7% of the total class. These shares include (i) 22,287 shares held directly and individually for which he has the sole power to vote or direct the disposition, which includes 12,996 shares held individually and 9,891 shares of restricted shares, subject to forfeiture which shall vest on the earlier of (a) June 13, 2010 or (b) the day before the annual stockholder meeting of Outdoor Channel Holdings, Inc. in 2010; (ii) 2,704,279 shares held by Musk Ox Investments, L.P., a Nevada limited partnership (“MOI”), for which he has the shared power to direct the vote or disposition; (iii) 3,235,902 shares held by The Massie Family Trust dated May 23, 2007, for which he has the shared power to direct the vote or disposition; (iv) 8,125 shares held by The Wilma M. Massie Trust dated June 3, 1994, for which he has the shared power to direct the vote or disposition; and (v) 93,655 shares held by Musk Ox Properties, L.P., a Nevada limited partnership, for which he has the shared power to direct the vote or disposition. The percentage of shares which may be deemed to be beneficially owned by Mr. Thomas H. Massie is based upon 25,647,705 shares outstanding as of November 1, 2009.
(c) The following transactions were effected relating to the Common Shares during the past 60 days:
MOI sold 28,000 shares of Common Stock in the open market on December 7, 2009 at a price of $5.8855 per share.
MOI sold 8,500 shares of Common Stock in the open market on December 8, 2009 at a price of $5.8057 per share.
MOI sold 15,893 shares of Common Stock in the open market on December 9, 2009 at a price of $5.8317 per share.

Page 4 of 4 Pages
Signature.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2010

By:	Thomas H. Massie* Thomas H. Massie

*By:	/s/ Thomas E. Hornish Thomas E. Hornish, Attorney-in-Fact